Room 4561
								October 6, 2005

Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robin Hill road
Santa Barbara, CA  93117

	Re:    	Occam Networks, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed September 23, 2005
		File No. 333-125061
		Form 8-K filed on June 28, 2005
		File No. 0-30741

Dear Mr. Carl:

     	We have reviewed your responses and have the following comments.

General
1. Please see prior comment 7 in our letter dated August 19, 2005. We note your statement in your response letter that because you are not an accelerated filer you are not currently subject to Rule 13a-
15(d) of the Exchange Act and that, consistent with our "advice," you nevertheless provided the requested disclosure. Please be advised that because you are now a reporting company under the Exchange Act you must furnish the information required by Item 308(c) applicable to you through Forms 10-K and 10-Q. Moreover, if a material change is made to either disclosure controls and procedures or to internal control over financial reporting in response to a significant deficiency, you are required to disclose such change and should consider whether it is necessary to discuss further the nature of the significant deficiency in order to render the disclosure not misleading. Please see Q&A 11 of Management`s Report on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports FAQ (October 6, 2004) and Section
II.J.
of SEC Release No. 33-8238 (June 5, 2003) available on our website at www.sec.gov.

Form 8-K Filed June 28, 2005, Date of Report June 22, 2005
2. In response to prior comment number 5 in your response letter dated September 23, 2005, you have provided a copy of letters and written communication from PwC in connection with the audits of your
2003 and 2004 fiscal years. Tell us what consideration you gave to disclosing the internal control issues noted in the letters dated May
25, 2004 and March 31, 2005 as reportable events in your Item 4.01 Form 8-K. Please refer to Item 304(a)(1)(v)(A) of Regulation S-K which provides disclosure guidance when the accountants have advised you that internal controls do not exist.

      Please direct any questions relating to the financial statements to Steven Williams at 202-551-3478 or to Melissa Walsh at
202-551-3224. Please direct all other questions to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at
(202) 551-3730.

								Sincerely,



      								Barbara C. Jacobs
      								Assistant Director


cc:  	Via facsimile:  650-496-4367
      	Asaf Kharal, Esq.
      	Wilson Sonsini Goodrich & Rosati
      	Professional Corporation


Robert L. Howard-Anderson
Occam Networks, Inc.
October 6, 2005
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